RIVERPARK FUNDS TRUST

SHAREHOLDER SERVICES PLAN

This Shareholder Services Plan (the “Plan”) adopted on September 20, 2010, constitutes the shareholder services plan of the Shares of the series (the "Funds") of RiverPark Funds Trust (the "Trust") listed on Appendix A (or specific classes of a Fund as indicated on Appendix A).

Section 1.  Each Fund is authorized to pay banks and their affiliates and other institutions, including broker-dealers (“Participating Organizations”), an aggregate fee in an amount not to exceed on an annual basis: (i) 0.25% for Retail Class Shares; and (ii) 0.25% for Institutional Class Shares of the average daily net asset value of the respective class of Shares of each Fund (the “Plan Fee”) as compensation for providing service activities pursuant to an agreement with a Participating Organization.  However, on a quarterly basis, the aggregate compensation under this Plan for the Institutional Class Shares will not exceed on an annual basis 0.15% of the average daily net assets of such Class.

Section 2.  The Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust, cast in person at a meeting called for the purpose of voting on the Plan or such agreement.

Section 3.  The Plan shall continue in effect for a period beyond one year from the date hereof only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in Section 2.

Section 4.  Any person authorized to direct the disposition of monies paid or payable by the Funds pursuant to the Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended.

Section 5.  The Plan may be terminated as to a particular Class of Shares or as to all Classes of Shares at any time, without any penalty, by a vote of the majority of the Trustees on 60 days’ notice.

Section 6.  All agreements with any person that requires the disposition of monies paid or payable by the Funds pursuant to the Plan shall be in writing, and any agreements related to the Plan shall provide:

(a)           That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees on not more than 60 days’ written notice to any other party to the agreement; and

(b)           That such agreement shall terminate automatically in the event of its assignment.

Section 7.  The Plan may not be amended to increase materially the amount of the Plan Fee permitted pursuant to Section 1 hereof, and no material amendments to the Plan shall be made, unless approved in the manner provided for approval of the Plan in Section 2.

Section 8.  As used in the Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Adoption Date: September 20, 2010
Date Last Approved:  February 14, 2012
Date Last Approved:  May 06, 2013
Date Last Approved: August 12, 2013

APPENDIX A

To the Shareholder Services Plan
For Retail Class Shares and Institutional Class Shares
Of
RiverPark Funds Trust

RiverPark Large Growth Fund
RiverPark/Wedgewood Fund
RiverPark Short Term High Yield Fund
RiverPark/Gargoyle Hedged Value Fund
RiverPark Long/Short Opportunity Fund
RiverPark Structural Alpha Fund
RiverPark Strategic Income Fund